

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Bhargava Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

> **Re: StoneBridge Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 4, 2023**
> **File No. 001-40613**

Dear Bhargava Marepally:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ben Smolij, Esq.